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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.        )

AUSTINS STEAKS & SALOON, INC. (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE (Title of Class of Securities)
052482205 (CUSIP Number)

Titus Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800	Thomas M. Hontzas 3853 Sleepy Hollow Jackson, MS 39211 Telephone: 601-981-1130	Charles W. Mantooth 147 Walden Court Danville, VA 24541 Telephone: 434-792-4000	G. Thomas Cliett 933 Mashie Lane Rocky Mount, NC 27804 Telephone: 252-446-9750

(Names, Addresses and Telephone Numbers of Persons Authorized to
Receive Notices and Communications)

Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

July 17, 2002
(Date of Event Which Requires Filing of This Statement)

If any filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box ☒.

CUSIP No. 052482205	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titus Greene

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 2,000,000*

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 2,000,000*

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%

14.	TYPE OF REPORTING PERSON IN

*	Of these 2,000,000 shares, 1,434,500 shares are held in the name of Titus Greene & Co. Ltd. Partnership, LP (the "Partnership"), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

CUSIP No. 052482205	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G. Thomas Cliett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 416,036*

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 416,036*

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,036*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%

14.	TYPE OF REPORTING PERSON IN

*	Of these 416,036 shares, 362,000 are held in the name of Thomas Cliett and 54,036 are held in the name of G. Thomas Cliett.

CUSIP No. 052482205	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Mantooth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 335,000

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 335,000

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 052482205	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Hontzas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 125,152

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 125,152

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,152

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON IN

        This Statement on Schedule 13D is being jointly filed by Titus Greene ("Mr. Greene"), Thomas M. Hontzas ("Mr. Hontzas"), G. Thomas Cliett ("Mr. Cliett") and Charles W. Mantooth ("Mr. Mantooth" and together with Messrs. Greene, Hontzas and Cliett, the "Reporting Persons") to report the beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock"), of Austins Steaks & Saloon, Inc., a Delaware corporation (the "Issuer"). Collectively, the Reporting Persons beneficially own 2,876,188 shares of Common Stock, representing 23.6% of the outstanding shares of the Issuer.

        Each Reporting Person except Mr. Hontzas expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The only shares beneficially owned by Mr. Hontzas are those 125,152 shares held in street name on behalf on Mr. Hontzas. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person, except that Mr. Hontzas is the beneficial owner of the 125,152 shares held in street name on his behalf.

        Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.

Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the Common Stock of the Issuer. According to the Issuer's Form 10-Q for the quarter ended March 31, 2002, the Issuer had 12,178,800 shares of Common Stock outstanding. The principal executive office of the Issuer is located at 317 Kimball Avenue, N.E., Roanoke, Virginia 24016.

Item 2. Identity and Background.

        (a)-(c), (f)

        Mr. Titus Greene.    Mr. Greene was a Director of the Issuer from November 11, 1999 until July 18, 2002, when he resigned from the Board of Directors of the Issuer. Mr. Greene is currently pursuing personal interests. He was WesterN SizzliN Corporation's Chairman of the Board and a Director from 1993 to 1996. Mr. Greene was a WesterN SizzliN franchisee from 1973 to 1996 and has been a member of the Board of Directors of First Community Bank of Gastonia and its successors since 1993. Mr. Greene is a citizen of the United States.

        Mr. G. Thomas Cliett.    Mr. Cliett has been the owner/operator of WesterN SizzliN Steak Houses Cliett, Inc. since 1973. Mr. Cliett is a citizen of the United States.

        Mr. Charles W. Mantooth.    Mr. Mantooth has been the owner/operator of Western Sizzlin Steakhouse in Danville, Virginia since 1978. Mr. Mantooth is a citizen of the United States.

        Mr. Thomas M. Hontzas.    Mr. Hontzas is the co-owner of two Western Sizzlin franchises, one in Meridian, Mississippi and one in Magee, Mississippi. Mr. Hontzas is the Vice President and Director of CTA Beef of Meridian, Inc. and the Vice President of Fortenberry Beef of Magee, Inc. Mr. Hontzas is a citizen of the United States.

        (d)-(e)

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Each Reporting Person acquired his Common Stock with personal funds.

Item 4. Purpose of Transaction.

        Individually, each Reporting Person acquired and accumulated his shares over time as an investment and in connection with his ongoing relationship with the Issuer and its predecessor. The Reporting Persons do not have any current intention to acquire additional shares of Common Stock or dispose of shares currently owned. However, the Reporting Persons, or any of them, reserve the right to purchase additional shares of Common Stock from time to time, either in the open market, in privately negotiated transactions or from the Issuer. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on these and other considerations.

        The Reporting Persons have decided to hold their shares of Common Stock and work together as a group with the mutual goal of influencing and directing the Issuer's affairs and participating in the business decisions of management of the Issuer, all in an attempt to enhance shareholder value. The Reporting Persons are pursuing this goal by seeking to remove the following members from the Issuer's Board of Directors: J. Carlson Quarles, Victor F. Foti, Ronald G. Stancill, Rodger D. Sack, Stanley J. Bozeman, and A. Jones Yorke (collectively, the "Removed Directors"). The Reporting Persons do not intend to seek the removal of Paul C. Schorr or J. Alan Cowart. The Reporting Persons also intend to nominate a slate of directors (the "New Directors") to replace some or all of the Removed Directors. The Reporting Persons may reduce the size of the Board of Directors as legally permitted. As of the date hereof, the Reporting Persons have not finalized the slate of directors that will constitute the New Directors. The Reporting Persons may take any other action legally permitted in furtherance of these goals. To accomplish these goals, the Reporting Persons intend to seek the written consent of a legally sufficient number of shares of Common Stock to take the corporate actions proposed.

        There is no assurance that the Reporting Persons will be successful in enhancing shareholder value in the event that they are able to replace the Removed Directors with the New Directors. In the event that the Reporting Persons are successful in replacing the Removed Directors with the New Directors, they intend to seek reimbursement from the Issuer of their costs, including legal fees and related expenses.

        The consummation of any transaction could result in a change in control of the Issuer.

        Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in the matters listed in subsections (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a), (b) and (c)

        The aggregate number and percentage of shares of Common Stock held by the Reporting Persons collectively to which this statement relates is 2,876,188 shares, representing approximately 23.6% of the 12,178,800 shares of Common Stock outstanding (including the 2,876,188 shares to which this statement relates) as represented in the Issuer's filings with the Securities and Exchange Commission.

        With respect to the beneficial ownership, voting power and disposition power of each Reporting Person, Items 7 through 13 of the applicable Cover Page of this Schedule 13D is incorporated herein. No Reporting Person has had any transactions in the Issuer's securities, including the Issuer's Common Stock, in the last 60 days.

  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except for the Reporting Persons' verbal agreement to work together as a group as discussed herein and the Joint Filing Agreement among and between the Reporting Persons (filed herewith), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        The following documents are filed as exhibits hereto and are incorporated herein by reference:

        Exhibit 99.1    Joint Filing Agreement dated July 24, 2002 among and between the Reporting Persons.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2002	/s/ Titus Greene Titus Greene
Date: July 24, 2002	/s/ G. Thomas Cliett G. Thomas Cliett
Date: July 24, 2002	/s/ Charles W. Mantooth Charles W. Mantooth
Date: July 24, 2002	/s/ Thomas M. Hontzas Thomas M. Hontzas

EXHIBIT INDEX

Exhibit No.	Exhibit Description
Exhibit 99.1	Joint Filing Agreement, dated as of July 24, 2002, among and between the Reporting Persons.

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
EXHIBIT INDEX